Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports First Quarter 2021 Results

●	First quarter revenues of $9.1 million, 10% year-over-year growth
●	Cash, cash equivalents, and short-term bank deposits of $67.3 million and no debt
●	Reiterating 2021 revenue guidance range of $39-$41 million

TEL AVIV, Israel – May 11, 2021 − RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the first quarter ended March 31, 2021.

Commenting on the results, Eyal Harari, RADCOM’s CEO, said: “We are pleased with our first quarter financial results, which reflected year-over-year growth and improvement in our bottom-line. We continued to invest and strengthen our position as the leading 5G assurance provider. During the quarter, we remained focused on executing our growth strategy and increasing our install base while ensuring the safety of our employees and customers during the pandemic.”

As previously announced, we are excited about being selected by a top-tier LATAM operator to provide our innovative assurance platform – RADCOM ACE. This order resulted from a tender process that evaluated multiple vendors for their 4G and 5G assurance capabilities. This order covers assurance for this top-tier operator’s 4G network with the expectation of expanding to their 5G network in the future.

In March, we were pleased to announce RADCOM ACE’s integration with Microsoft Azure, which provides operators with a carrier-grade assurance solution for deploying 5G on Microsoft’s public cloud. The industry trend of operators cooperating with leading cloud providers and requiring more automated processes in managing the network continues to gain momentum. We believe our leading 5G assurance platform, RADCOM ACE, developed through years of R&D investments, positions us well to capitalize on the transition to cloud-native networks and 5G.

Operators will soon be required to upgrade their existing network and assurance infrastructure to deliver the full capabilities of 5G. Our technology provides an integrated cloud-native assurance solution to monitor their network performance in real-time and ensure a superior customer experience is offered in their transitions to 5G. We are ready to take advantage of these opportunities.

Based on our current visibility, we reiterate full year 2021 revenue guidance of $39-41 million.

First Quarter 2021 Financial Highlights:

●	Total revenues for the first quarter were $9.1 million, compared to $8.3 million in the first quarter of 2020
●	GAAP net loss for the first quarter decreased to $1.7 million, or $0.12 per diluted share, compared to a GAAP net loss of $2.9 million, or $0.21 per diluted share for the first quarter of 2020

●	Non-GAAP net loss for the period was $1 million, or a loss of $0.07 per diluted share, compared to a non-GAAP net loss of $2.4 million, or a loss of $0.17 per diluted share for the first quarter of 2020
●	As of March 31, 2021, the Company had cash and cash equivalents and short-term bank deposits of $67.3 million, and no debt

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Daylight Time (3:00 PM Israel Daylight Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available on RADCOM’s website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the 5G market and industry trends, the Company’s market position, its potential expansion with a top-tier LATAM operator, its cash position, potential and expected growth, the potential in the RADCOM ACE product generally, the Company’s ability to capitalize on the transition to cloud-native networks and 5G, its ability to capitalize on the emerging 5G opportunities and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2021	2020
	(unaudited)	(unaudited)
Revenues	$9,140	$8,328
Cost of revenues	2,367	3,109
Gross profit	6,773	5,219
Research and development, gross	5,104	4,790
Less - royalty-bearing participation	68	-
Research and development, net	5,036	4,790
Sales and marketing	2,590	2,453
General and administrative	993	1,023
Total operating expenses	8,619	8,266
Operating loss	(1,846)	(3,047)
Financial income, net	118	170
Loss before taxes on income	(1,728)	(2,877)
Taxes on income	(18)	(32)

Net loss	$(1,746)	$(2,909)

Basic and diluted net loss per ordinary share	$(0.12)	$(0.21)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	14,124,998	13,875,833

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2021	2020
GAAP gross profit	$6,773	$5,219
Stock-based compensation	44	29
Non-GAAP gross profit	6,817	5,248

GAAP research and development, net	5,036	4,790
Stock-based compensation	269	167
Non-GAAP research and development, net	4,767	4,623

GAAP sales and marketing	$2,590	$2,453
Stock-based compensation	219	143
Non-GAAP sales and marketing	2,371	2,310

GAAP general and administrative	$993	$1,023
Stock-based compensation	184	185
Non-GAAP general and administrative	809	838

GAAP total operating expenses	$8,619	$8,266
Stock-based compensation	672	495
Non-GAAP total operating expenses	7,947	7,771

GAAP operating loss	$(1,846)	$(3,047)
Stock-based compensation	716	524
Non-GAAP operating loss	$(1,130)	$(2,523)

GAAP loss before taxes on income	$(1,728)	$(2,877)
Stock-based compensation	716	524
Non-GAAP loss before taxes on income	$(1,012)	$(2,353)

GAAP net loss	$(1,746)	$(2,909)
Stock-based compensation	716	524
Non-GAAP net income (loss)	$(1,030)	$(2,385)

GAAP net loss per diluted share	$(0.12)	$(0.21)
Stock-based compensation	0.05	0.04
Non-GAAP net income (loss) per diluted share	$(0.07)	$(0.17)

Weighted average number of shares used to compute diluted net loss per share	14,124,998	13,875,833

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	March 31, 2021	December 31, 2020
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$23,082	$13,548
Short-term bank deposits	44,251	55,413
Trade receivables, net	10,410	12,446
Inventories	432	540
Other accounts receivable and prepaid expenses	1,695	1,437
Total Current Assets	79,870	83,384

Non-Current Assets
Severance pay fund	3,732	3,814
Other long-term receivables	1,854	2,185
Property and equipment, net	1,269	1,311
Operating lease right-of-use assets	2,642	2,945
Total Non-Current Assets	9,497	10,255

Total Assets	$89,367	$93,639

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$1,378	$1,592
Deferred revenues and advances from customers	1,109	3,149
Employee and payroll accruals	4,289	4,414
Operating lease liabilities	965	1,028
Other liabilities and accrued expenses	4,424	4,721
Total Current Liabilities	12,165	14,904

Non-Current Liabilities
Deferred revenues	11	26
Accrued severance pay	4,402	4,473
Operating lease liabilities	1,709	2,008
Other liabilities and accrued expenses	52	209
Total Non-Current Liabilities	6,174	6,716

Total Liabilities	$18,339	$21,620

Shareholders’ Equity
Share capital	$666	$657
Additional paid-in capital	140,836	140,129
Accumulated other comprehensive loss	(2,623)	(2,662)
Accumulated deficit	(67,851)	(66,105)

Total Shareholders’ Equity	71,028	72,019
Total Liabilities and Shareholders’ Equity	$89,367	$93,639